August 3, 2012

VIA EDGAR
Kathryn McHale
Senior Staff Attorney
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Suffolk Bancorp
Form 10-K for the Year Ended December 31, 2011
Filed March 30, 2012
Amendment No. 1 to Form 10-Q for the Quarter Ended March 31, 2012
Filed May 11, 2012
File No. 000-13580

Dear Ms. McHale:

This letter responds to comments contained in the Securities and Exchange Commission letter, dated June 27, 2012, addressed to Mr. Brian K. Finneran, Chief Financial Officer of Suffolk Bancorp (the “Company”), with respect to the above-referenced filings. We have replied on a comment by comment basis, with each response following a repetition of the comment to which it applies. Comment numbers refer to the numbers set forth in the letter.

Form 10-K for the Year Ended December 31, 2011
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Recent Developments, page 8

1.
We note your disclosure on page 9 that the bank entered into an agreement with the OCC on October 25, 2010 that requires the bank to take certain actions. We note that you have listed the actions on page 59 and that you state that many of the actions required have already been implemented. Please tell us, and revise future filings to explain, which actions have been implemented. Include a description of what you have done to meet the requirements of each action. For actions that have not yet been completed, describe your status in implementing these actions.

COMPANY RESPONSE
We have set forth below the requirements of the OCC Agreement as disclosed on page 59 of the Company’s 2011 10-K along with a description of the actions taken by the Bank to date to satisfy the requirements.  References to “Article” are to those sections of the Agreement setting forth the specific requirements for the issue being addressed.

1. Create a Compliance Committee which is to meet at least monthly to monitor and coordinate the Bank’s adherence to the provisions of the Agreement and make monthly reports to the Board of Directors.

The Bank has created a Compliance Committee consisting of members of the Board of Directors and of management which meets at least monthly to monitor and coordinate the Bank’s adherence to the provisions of the Agreement.  The Compliance Committee makes monthly reports to the Board.

2. Ensure the Bank has competent management in certain officer positions to carry out the Board’s policies, ensure compliance with the Agreement, applicable laws, rules and regulations and manage the daily operations of the Bank.

Upon receipt of the Agreement, the Board of Directors engaged qualified independent consultants to assist with compliance with the Agreement, including an assessment of key management roles.  The Board has evaluated management and subsequently several strategic hires were made to ensure competent management.  (See staffing plan discussed in number 3 below.)

3. Develop a staffing plan that is consistent with the goals and objectives established in the Bank’s strategic plan that addresses the workload requirements and maintenance of an effective control environment.

A comprehensive staffing plan was established following receipt of the Agreement.  Since that time, the Bank has hired qualified management to fill certain key positions and has made other staffing and organization changes to effectively manage the operations of the Bank consistent with the Bank’s strategic plan.  Steps taken by the Bank include:

-	Hired a new, qualified, and highly-experienced President and Chief Executive Officer effective December 31, 2011.

-	Hired a new Chief Lending Officer during the second quarter of 2011. During the first quarter of 2012, the Chief Lending Officer was promoted into the newly created position of Chief Credit Officer.

-	Hired a new highly-experienced Chief Lending Officer during the first quarter of 2012.

-
During the first quarter of 2012, hired a qualified and highly-experienced Chief Financial Officer with sufficient knowledge of US GAAP, regulatory accounting and the banking industry and the skills to implement this knowledge.

-	Improved credit function by hiring a new loan administrator, additional underwriting staff and a loan workout specialist.

-
During the first quarter of 2012, hired a qualified and highly-experienced Comptroller with sufficient knowledge of US GAAP, regulatory accounting and the banking industry and the skills to implement this knowledge.

-	During the third quarter of 2012, created and filled the position of Financial Reporting Manager with experience in regulatory and SEC reporting.

-
Created and filled the position of Treasurer to further relieve the Chief Financial Officer of day-to-day duties in asset liability management, investment portfolio management, and additional treasury functions.

-	During the second quarter of 2012, hired a qualified and highly experienced General Counsel and Corporate Secretary with prior experience as general counsel of publicly held financial institutions.

-	Appointed a Vice Chairman of the Board of Directors to provide daily oversight of management on behalf of the full Board and to communicate back to the Board.

-	Outsourced the internal audit function to a qualified risk management firm to provide greater independence and depth to the function.

All key executive and senior management positions necessary to carry out the Board’s policies and to ensure compliance with the Agreement, applicable laws, rules and regulations and manage the daily operations of the Bank have been filled.

4. Adopt, implement, and thereafter ensure adherence to a three year written strategic plan.

A three year strategic plan incorporating all required elements of this Article, including monitoring of adherence to the strategic plan, has been approved and adopted by the Board of Directors.

5. Develop, implement, and thereafter ensure adherence to a three year capital program.

A three year capital program incorporating all required elements of this Article, including monitoring of adherence to the capital program, has been approved and adopted by the Board of Directors.

6. Adopt, implement, and thereafter ensure adherence to an independent internal audit program.

Management has outsourced the internal audit function to a qualified risk management firm to provide greater independence and depth to the function.  The Bank’s internal auditors meet regularly with the Audit Committee of the Board of Directors.  The Audit Committee monitors internal audit activities, the results of audits and the tracking of action plans for corrective actions of findings.

7. Implement and adhere to a written program for the maintenance of an adequate Allowance for Loan and Lease Losses.

Management has made substantial progress in developing and implementing a written program for the maintenance of an adequate Allowance for Loan and Lease Losses (”ALLL”).  The Bank has devoted substantial management resources to this area.  An ALLL Committee has been established that meets quarterly to discuss and review the Bank’s computed ALLL, which is then presented to the Board of Directors.  Technology solutions are being explored to provide more robust measuring and reporting tools.  The program being developed is consistent with OCC guidelines and current US GAAP standards and incorporates all elements required by the Agreement.

8. Develop, implement and thereafter ensure adherence to a written program to ensure compliance with the appraisal and evaluation requirements for loans and other real estate owned.

The Bank has developed and implemented a written program to ensure compliance with the appraisal and evaluation requirements for loans and other real estate owned.

9. Develop, implement and thereafter ensure adherence to a written program to improve credit risk management processes and practices to reduce the high level of credit risk in the Bank.

The Bank has made substantial progress in developing and implementing a written program to improve its credit risk management process and practices to reduce the high level of credit risk in the Bank.  The program being developed is consistent with OCC guidelines and incorporates all elements required by the Agreement.  Steps taken by the Bank include:

-	Reorganized the credit department to ensure appropriate separation of duties and developed expanded training for lenders.

-	Hired a senior credit officer to run a newly created separate loan review and workout department.

-
Changed the Bank’s credit policy to require identification of concentrations of risk, analysis of our customer’s global cash flows, reappraisal and re-evaluation of collateral, more accurate and timely credit-risk rating procedures and improved underwriting processes and standards.

-	Incorporated the results of a systematic re-appraisal of commercial real estate which secures loans in excess of $1 million.
-	Engaged qualified outside consultants to assist in re-evaluating risk ratings.
-	Improved the processes for identifying loans and the determination of the amount of impairment.
-	Augmented the Bank’s credit policy to govern loan workout.

-	Implemented a new procedure to ensure that OREO was accounted for in accordance with US GAAP.

10. Adopt, implement and thereafter ensure adherence to a written asset diversification program.

The Bank has adopted and implemented a written asset diversification program which is reviewed quarterly by management and the Board of Directors.

11. Develop, implement and thereafter ensure adherence to a written program of policies and procedures, staffing and training to provide for compliance with the Bank Secrecy Act.

The Bank has developed and implemented a written program of policies and procedures, staffing and training to provide for compliance with the Bank Secrecy Act.

12. Review and revise the contingency funding plan.

The Bank has reviewed and revised its contingency funding plan.

13. Adopt, implement and thereafter ensure adequate management reports that enable the Board and management to monitor the Bank’s liquidity position on a monthly basis.

The Bank has adopted and implemented adequate management reports that enable the Board of Directors and management to monitor the Bank’s liquidity position on a monthly basis.

14. Develop, implement and thereafter ensure adherence to a comprehensive, written information security program to ensure the safety and soundness of its operations to support the Bank’s efforts to safeguard customer information.

The Bank has developed and implemented a comprehensive, written information security program to ensure the safety and soundness of its operations to support the Bank’s efforts to safeguard customer information.

***

We will include in future filings with the Commission the status of the OCC Agreement and a description of actions taken by the Bank to satisfy the individual requirements enumerated by the Agreement consistent with the disclosure set forth above, as updated through the date of filing.

Non-Performing Loans, page 16

2.
We note your disclosure on page 17 that at the time a collateral-dependent loan is evaluated for impairment, an appraisal is ordered from an independent third-party licensed appraiser for loans in excess of $250 thousand, which could take 30-90 days to receive and review. We also note your disclosure on page 33 of your Form 10-Q for March 31, 2012 that while you are waiting for an updated appraisal you continue to contact the borrower to arrange a payment plan, monitor for any payment, and may drive by a particular property to make an initial assessment. Please tell us and revise your future filings to disclose the procedures you perform between the request for and receipt of an updated appraisal to ensure that the loan is appropriately valued as of each period end.

COMPANY RESPONSE
Commencing in April 2012, the Bank has outsourced the appraisal function to a nationally recognized, independent third-party licensed appraiser.  By doing so, we have shortened the time period between the order of the appraisal and its receipt and review to 30-45 days from 30-90 days.  Other than as currently disclosed, as referred to in the Staff’s comments, we do not currently undertake any additional procedures during the time period between request and receipt of the appraisal to ascertain the fair value of the property due to the abbreviated time period involved. If there are concerns about the valuation of a particular property while waiting for the updated appraisal, it may be determined that a drive by of the property is appropriate.  As such, we believe that this procedure ensures that loans are properly valued at the end of each reporting period and no revision to future filings is necessary.

3.
We also note your tabular disclosure on page 18 which states that as of December 31, 2011 you had non-performing commercial, financial, and agricultural loans of $16.867 million with no associated collateral value. Similarly, we note from page 34 of your Form 10-Q for March 31, 2012 that these amounts had increased to $19.384 million. Please tell us and revise your future filings to explain why there is no collateral value even though you disclose on page 45 of your Form 10-K for December 31, 2011 that generally these loans are secured by assets of the business.

COMPANY RESPONSE
Commercial, financial & agricultural loans are generally secured by all assets of the business via a blanket UCC filing.  Repayment of the loans is expected from the cash flow of the business.  Accordingly, at December 31, 2011 and March 31, 2012, the Bank ascribed no collateral value to this group of loans, although as part of the underwriting of the loan at origination, a value is assigned to the assets. The collateral securing these loans do not include real estate.

Future filings will describe the Company’s method for assigning collateral value to these loan portfolio segments, consistent with the language set forth above, as in effect at time of disclosure.

Note 3 – Loans, page 44

4.
We note your tabular presentations of your changes to the allowance for loan losses and the further information pertaining to your allowance for loan losses on page 45 and 46, respectively. Please revise your future filings to disclose a roll forward of your allowance for loan losses by portfolio segment as required by ASC 310-10-50-11B(c) and ASC 310-10-55-7. Please also provide us with your proposed disclosure as of March 31, 2012.

COMPANY RESPONSE
Commencing with our March 31, 2012 Form 10-Q, we have revised our filings to include a roll forward of the allowance for loan losses by class of loan as required by ASC 310-10-50-11B(c) and ASC 310-10-55-7. We direct your attention to the tabular disclosure (2nd table) on page 19 of our March 31, 2012 10-Q filing.

5.
We note that you disclose total non-accrual loans on page 47. Please revise future filings to disclose the recorded investment in nonaccrual loans by class of financing receivables in accordance with ASC 310-10-50-7(a). Please also provide us with your proposed disclosure as of March 31, 2012.

COMPANY RESPONSE
Our proposed disclosure of the recorded investment in non-accrual loans and loans past due over 90 days still on accrual by class of loan, using amounts as of March 31, 2012 as an example, is set forth below:

The following table presents the recorded investment in non-accrual loans and loans over 90 days past due and still accruing, by class of loan, as of March 31, 2012:

		Over 90 Days Past
		Due and Still
	Non-accrual	Accruing
Commercial, financial & agricultural loans	$19,384	$0
Commercial real estate mortgages	44,871	0
Real estate construction loans	7,003	0
Residential mortgages (1st and 2nd liens)	7,197	0
Home equity loans	4,014	0
Consumer loans	683	0

Total	$83,152	$0

We will revise future filings with the Commission to reflect the recorded investment in non-accrual loans by class of financing receivables in accordance with ASC 310-10-50-7(a).

6.
Please revise future filings to disclose the unpaid principle balance of your impaired loans by class of financing receivable as of each balance sheet date presented in accordance with ASC 310-10-50-15(a)(4).

COMPANY RESPONSE
Our proposed disclosure of loans individually evaluated for impairment by class of loans, using the quarter ended March 31, 2012 as an example, is set forth below:

The following is a summary of impaired loans at March 31, 2012:

	Unpaid		Total
	Principal	Recorded	Valuation
	Balance	Investment	Reserve
With no related valuation reserve recorded:
Commercial, financial and agricultural loans	$14,994	$14,710	$0
Commercial real estate mortgages	54,108	50,433	0
Real estate construction loans	21,479	18,576	0
Residential mortgages (1st and 2nd liens)	9,310	8,506	0
Home equity loans	4,124	4,013	0
Consumer loans	683	683	0

	$104,698	$96,921	$0

With a valuation reserve recorded:
Commercial, financial and agricultural loans	$15,832	$15,678	$6,935
Commercial real estate mortgages	18,677	15,358	1,288
Real estate construction loans	0	0	0
Residential mortgages (1st and 2nd liens)	0	0	0
Home equity loans	0	0	0
Consumer loans	0	0	0

	$34,509	$31,036	$8,223

Total	$139,207	$127,957	$8,223

7.
Please revise future filings to disclose the information required by ASC 310-10-50-15(c)(1), (2) and (3) disaggregated by each class of financing receivable for each period for which results of operations are presented.

COMPANY RESPONSE
Our proposed disclosure regarding average balances of impaired loans and interest income recognized on impaired loans by class of loans, using the quarter ended March 31, 2012 as an example, is set forth below:

The following table presents information regarding average balances of impaired loans and interest recognized on impaired loans for the quarter ended March 31, 2012
(dollars in thousands):

Quarter Ended
March 31, 2012
Average investment in impaired loans:
Commercial, financial and agricultural loans	$29,678
Commercial real estate mortgages	73,791
Real estate construction loans	12,609
Residential mortgages (1st and 2nd liens)	8,463
Home equity loans	3,993
Consumer loans	675

Total	$129,209

Interest income recognized on impaired loans:
Commercial, financial and agricultural loans	$265
Commercial real estate mortgages	368
Real estate construction loans	138
Residential mortgages (1st and 2nd liens)	0
Home equity loans	0
Consumer loans	0

Total	$771

Interest income recognized on a cash basis on impaired loans:
Commercial, financial and agricultural loans	$0
Commercial real estate mortgages	0
Real estate construction loans	0
Residential mortgages (1st and 2nd liens)	0
Home equity loans	0
Consumer loans	0

Total	$0

8.
Please revise future filings to disclose the amount of interest income recognized on impaired loans that represents the change in present value attributable to the passage of time or disclose that you recognize this amount as bad-debt expense. Refer to ASC 310- 10-50-19.

COMPANY RESPONSE
As noted in ASC 310-10-50-19, “Paragraphs 310-10-45-5 through 45-6 explains that a creditor that measures impairment based on the present value of expected future cash flows is permitted to report the entire change in present value as bad-debt expense but may also report the change in present value attributable to the passage of time as interest income.  Creditors that choose the latter alternative (emphasis added) shall disclose the amount of interest income that represents the change in present value attributable to the passage of time.” In those situations where the Bank measures impairment based on the present value of expected cash flows, it is the Bank’s practice to report the entire change in present value as bad debt expense.  As such, we do not believe the suggested disclosure applies to the Bank, nor are we aware of a requirement that the Bank disclose its practice among the two alternatives noted above.

9.
We note your tabular disclosure of your allocation of the allowance for loan losses on page 48 which differentiates between unimpaired and impaired loans for your loan portfolio segments. We also note similar disclosure on page 18 of your Form 10-Q for March 31, 2012. Please explain how you differentiate whether a loan is impaired for purposes of classification within this table taken into consideration your definition of an impaired loan on page 38.

COMPANY RESPONSE
We differentiate between impaired and unimpaired loans by using the U.S. GAAP definition, which states that a loan is considered impaired if it is probable that the creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement.  We also consider all TDRs as impaired.

Additionally, please tell us and revise future filings to specifically address the following with respect to your commercial, financial, and agricultural loan portfolio as of December 31, 2011:

•	How you determined the loss factors for your commercial, financial, and agricultural loan portfolio.

COMPANY RESPONSE
As prescribed in ASC 450-20, the loss factors for our commercial, financial and agricultural loan portfolios are determined by utilizing historical loss percentages for each loan class from a trailing six-quarter period (which period is being expanded for future calculations) and modifying those percentages, if necessary, after considering qualitative or environmental factors that reflect changes in the collectability of the loan class not captured by historical loss data. These factors augment actual loss experience and help estimate the probability of loss within the loan portfolio based on emerging or inherent risk trends.  These qualitative factors are applied as an adjustment to historical loss rates.  These factors require judgments that cannot be subjected to exact mathematical calculation.  There are no formulas for translating them into a specific basis point adjustment of the Company’s historical loss rate for a pool of loans.  These adjustments reflect management’s overall estimate of the extent to which current losses on a pool of loans will differ from historical loss experience. These adjustments are subjective estimates and management reviews them on a quarterly basis.

The Company has purchased a software product widely used in the industry to assist in the computation of its ASC 450-20 and ASC 310-10 factors.  It is expected that this product will be fully operational by year-end 2012 and will provide up to five years of historical charge-off data with significantly improved granularity within each loan class for the ASC 450-20 factors, thereby improving management’s precision in its periodic allowance calculation.

Future filings will describe the Company’s policy for determining loss factors for its commercial, financial, and agricultural loan portfolio, consistent with the policy set forth above, as in effect at time of disclosure.

•	Explain how your pass loans have a loss factor of 10.43% as of December 31, 2011, which is higher than those for your special mention loans (8.68%) and doubtful loans classified as impaired (10.29%).

COMPANY RESPONSE
The Company computes its ASC 450-20 allowance allocations utilizing historical loss data as a basis and then modifying these amounts, as appropriate, based on qualitative factors. Among the factors considered are concentrations in Building Trade and Retail loan classes.  These classes have not performed as well as other loan classes in our portfolio.  Additionally, we have a specific loan product for small businesses that has had a history of high loss content in recent periods. The loss factor for that product utilized in the computation of the Company’s December 31, 2011 allowance for loan losses was 12.76%.

Lastly, while researching this issue for this response, we note two adjustments that need to be made in the tabular presentation in our Form 10-K filing: $11.8 million of unimpaired, pass commercial loans to individuals were misclassified as consumer loans and $5.2 million of unimpaired, substandard commercial, financial and agricultural loans were misclassified as pass loans. If the net of these two adjustments were added to the Company’s unimpaired pass loan total of $144.952 million shown in the December 31, 2011 table, the loss factor percentage for commercial, financial and agricultural loans would have declined from 10.43% to 9.98%, the unimpaired, pass consumer loan loss factor would have increased from 0.72% to 1.00% and the unimpaired, substandard loss factor percentage for commercial, financial and agricultural loans would have declined from 12.12% to 7.59%.  For illustrative purposes only, excluding the small business product loss factor from this calculation would result in an adjusted weighted loss factor of 9.08% for the Company’s remaining pass rated unimpaired commercial, financial and agricultural loan portfolio at December 31, 2011.

We do not believe that these misclassifications materially alter the values in this table. These amounts will be presented correctly in future filings.

•	Explain the reasons for the differences in loss factor percentages between your unimpaired substandard loans (12.12%) and your impaired substandard loans (20.52%).

COMPANY RESPONSE
After making the classification adjustments noted in our previous response, the loss factor percentage for unimpaired, substandard commercial, financial and agricultural loans is 7.59% versus 20.52% for impaired, substandard commercial, financial and agricultural loans. The differences in these two loss percentages is related to the utilization of the Company’s ASC 450-20 methodology (as previously outlined in this response letter) for the unimpaired loans and the calculation of specific reserves under ASC 310-10 for impaired loans. The Company has several large impaired, substandard loans with significant loss content as computed individually by ASC 310-10 which results in the reported 20.52% loss factor.

•
Explain how you determined your substandard loans totaling $8.69 million were not impaired as of December 31, 2011. In your response, please compare and contrast these loans to those that are classified as impaired as of December 31, 2011. Please also provide a similar analysis and response for your unimpaired commercial real estate and real estate construction loan portfolios that are classified as substandard.

COMPANY RESPONSE
An impaired loan is defined as a loan for which it is probable that the Company will not collect all amounts due under the contractual terms of the loan. In our eight grade risk rating system for commercial loans, commercial real estate and real estate construction loans, we have two classes of substandard, “6” rated loans: non-accrual and accruing. The Company’s definition of “substandard,” which can be found on page 49 of our December 31, 2011 Form 10-K filing, outlines ten characteristics that may be exhibited in loans classified substandard.  Although a defined credit weakness or other deficiency is present in substandard loans, they are not always deemed impaired as the likelihood that a loan will be paid from the primary source of repayment is uncertain.  Financial deterioration is under way and very close attention is warranted to ensure that the loan is collected without loss.

All of the Company’s substandard accruing loans are paying as agreed.  All TDRs, whether accruing or non-accrual, are considered impaired.  The loans that are substandard and not impaired are paying as agreed, and they are not TDRs.

The Company utilizes this same evaluation methodology for commercial real estate and real estate construction loans.

•
You disclose in note two to this tabular disclosure that for your pass loans the loss factor applied represents the specific reserve as a percentage of the balance for a portfolio segment. Please explain to us in further detail why your pass rated loans have an associated specific reserve and if so, why these particular loans would be considered a pass rated loan.

COMPANY RESPONSE

The reference to a “specific” reserve used in note two to the tabular disclosure for the allocation of loan losses on page 48 of the Company’s Form 10-K was made in error.  The Company evaluates all pass rated loans as required by ASC 450-20.  No specific reserves are computed for pass rated loans.  This language will be corrected in future filings by excluding the word “specific.”

Please also provide your response to the above bullet points as of March 31, 2012 as well based upon your tabular presentation on page 18 of your most recently filed Form 10-Q.

COMPANY RESPONSE
The above responses also apply to our disclosures as of March 31, 2012. We note two similar adjustments that also need to be made to the tabular presentation on page 18 of our March 31, 2012 10-Q filing:  $9.3 million of unimpaired, pass commercial loans to individuals were misclassified as consumer loans and $4.4 million of unimpaired, substandard commercial, financial and agricultural loans were misclassified as pass loans. If the net of these two adjustments were added to the Company’s unimpaired pass loan total of $153.575 million shown in the March 31, 2012 table, the loss factor percentage for commercial, financial and agricultural loans would have declined from 10.60% to 10.28%, the unimpaired, pass consumer loan loss factor would have increased from 0.81% to 1.08% and the unimpaired, substandard loss factor percentage for commercial, financial and agricultural loans would have declined from 11.22% to 8.03%.  For illustrative purposes only, excluding the small business product loss factor from this calculation would result in an adjusted weighted loss factor of 9.60% for the Company’s remaining pass rated unimpaired commercial, financial and agricultural loan portfolio at March 31, 2012.

We do not believe that these misclassifications materially alter the values in this table. These amounts will be presented correctly in future filings.

10.
Please revise future filings to describe your policy for charging off uncollectible financing receivables by loan portfolio segment. Specifically discuss the triggering events or other facts and circumstances that cause you to charge-off a loan. Refer to ASC 310-10-50-11B(b) for guidance.

COMPANY RESPONSE
The Company is guided by ASC 310-10-50-11B(b) when evaluating loans for charge off. We direct you to pages 19 and 21 of the Company’s December 31, 2011 Form 10-K filing where we disclose our charge-off policy as follows:  “When a loan, in full or in part, is deemed uncollectible, it is charged against the allowance.  This happens when it is well past due and the borrower has not shown the ability or intent to make the loan current, or the borrower does not have sufficient assets to pay the debt, or the value of the collateral is less than the balance of the loan and is not considered likely to increase soon.”

Future filings will include this disclosure in our Summary of Significant Accounting Policies footnote and will clarify that this disclosure pertains to all loan classes .

11.	Please revise future filings to disclose your policy for recognizing interest income on impaired loans and to disclose how cash receipts are recorded. Refer to ASC 310-10-50- 15(b).

COMPANY RESPONSE
For impaired, accruing loans, interest income is recognized on the accrual basis with cash offsetting the recorded accruals upon receipt.  Interest on non-accrual, impaired loans no longer accrues and interest received on such loans is applied against principal or interest according to management’s judgment as to the collectability of the principal.

We will revise future filings to disclose the Company’s policy of recognizing interest income on impaired loans and the Company’s policy for recording cash receipts on such loans, consistent with the disclosure above, as required by ASC 310-10-50-15(b).

12.
We note your tabular disclosure on page 50 of loans modified as troubled debt restructurings within the last twelve months that became over 30 days past due as of December 31, 2011. Please tell us and revise your future filings to clarify whether you consider loans that became over 30 days past due as having a payment default as required to be disclosed pursuant to ASC 310-10-34 or revise your disclosure accordingly.

COMPANY RESPONSE
The Company’s December 31, 2011 Form 10-K and March 31, 2012 Form 10-Q disclosures included all loans modified as troubled debt restructurings within the last twelve months, which became over 30 days past due during the twelve months then ended (i.e., assuming “defaulted” loans as those over 30 days past due).

Beginning with our June 30, 2012 Form 10-Q, for purposes of this footnote presentation, the Company plans to change its policy to consider all loans over 90 days past due to have “defaulted.” In future filings we will clarify this by a disclosure similar to the following using the quarter ended March 31, 2012 as an example:  “The following loans, modified as troubled debt restructurings within the last twelve months, defaulted (i.e., became over 90 days past due) during the three month periods ended March 31, 2012 and 2011.  Included in these totals are loans that became over 90 days past due or were transferred to non-accrual within twelve months of restructuring.”

The Company will revise its future filings to clarify its definition of “defaulted” and only report loans which became over 90 days past due or were transferred to non-accrual in this table for all tables presented.

Note 15 – Fair Value of Financial Instruments, page 60

13.
We note your fair value disclosures on page 61 which states that your real estate construction loans have a carrying amount and fair value of $49.7 million and $25.4 million as of December 31, 2011, respectively. We note from the tabular presentation on page 48 that with the exception of $4.9 million in pass rated loans, the remainder of the portfolio is classified as either special mention, substandard or doubtful. As a result, please tell us and revise your filing to disclose how you determined a $623 thousand allowance for loan loss on this portfolio segment as of December 31, 2011 given the significant composition of classified loans and the noted difference between fair value and amortized cost which could be representative of potential losses inherent in this loan portfolio segment.

COMPANY RESPONSE
In researching this question, we discovered that the fair value for Real Estate Construction loans of $24.591 million was included in the Commercial Real Estate Mortgages fair value total but the carrying amount was included in Real Estate Construction loans. The correct carrying amounts and fair values for these two loan categories at December 31, 2011, are as follows:

	Carrying	Fair
	Amount	Value

Commercial Real Estate Mortgages	$428,646	$450,079

Real Estate Construction loans	$49,704	$49,974

These amounts will be correctly classified in future filings.  This misclassification was limited solely to the fair value footnote disclosure. Our reported fair value totals were correct and other important credit quality disclosures in our loan footnote and allowance for loan losses footnote are also correctly reported.  As such, we believe correcting this misclassification in future filings is appropriate and adequate.

The $623 thousand allowance allocation for the real estate construction loan class of our portfolio was computed utilizing the Company’s ASC 450-20 and ASC 310-10 methodologies.  The historical loss rate for unimpaired real estate construction loans has been very low.  As noted in footnote 3 to our tabular presentation on page 48 of our December 31, 2011 Form 10-K filing, the loss factor of 0.32% for substandard, impaired real estate construction loans is driven by higher collateral positions and charge-offs previously taken within this loan class. Utilizing this data and recognizing that the difference between the carrying amount and fair value was not accurate as originally reported, we feel that a reserve of $623 thousand for this loan class was appropriate at December 31, 2011.

14.
As a related matter, we note that you have not disclosed real estate construction loans separately in your fair value tabular presentation on page 8 of your Form 10-Q for March 31, 2012. Please tell us and revise your future filings to separately disclose this loan portfolio segment and related fair values.

COMPANY RESPONSE
With respect to the Company’s response to Comment #13 above regarding the misclassification of the fair value of real estate construction land loans at December 31, 2011, we understand the Staff’s comment, but feel that, based on our interpretation of ASU 820-10-50-2B (i.e., regarding the nature, characteristics and risks of the asset), there is no need to further disaggregate this loan class in this tabular presentation in our periodic filings after considering the comparability of the carrying and fair value amounts subsequent to the above described reclassification.

Part III. Incorporated from Definitive Proxy Statement on Schedule 14A, filed April 20, 2012 General

15.
We note that you have incorporated by reference certain items from your 2012 definitive proxy statement on Schedule 14A. However, certain of your references are not precise. For example, in Item 11 you refer to the caption “Executive Compensation,” which does not exist in your proxy statement. Additionally, your disclosure in response to Item 406 of Regulation S-K is attached as an appendix to your proxy statement, but does not appear to have been incorporated into your Form 10-K. Please confirm that you will correct these errors in future filings to ensure proper incorporation by reference.

COMPANY RESPONSE
The correct reference in Item 11 of Form 10-K should have been to “Compensation of Directors and Executive Officers.”  The Company’s Code of Ethics was attached as Appendix A to the Company’s 2012 Proxy Statement, but was inadvertently omitted from incorporation by reference into the Company’s Form 10-K.

Future filings will contain correct references and proper incorporation by reference.

Directors and Executive Officers

Directors’ Qualifications, page 4

16.
We note your disclosure that Howard Bluver started his career at the Commission as “Chief of the branch in the Division of Corporation Finance that covered financial institutions.” Please provide Mr. Bluver’s job title while at the Commission and please clarify his work experience in future filings.

COMPANY RESPONSE
We note that the disclosure in the Company’s 2012 Proxy Statement indicates that Mr. Bluver “started his career at the Securities and Exchange Commission (the “Commission”) in Washington, D.C., finishing as Chief of the branch in the Division of Corporation Finance that covered financial institutions” (emphasis added).

Mr. Bluver began his career at the Commission in 1982 as an attorney-advisor, and, in late 1986, was designated Branch Chief of Branch #2 in the Division of Corporation Finance which, at the time, was the branch to which financial institutions were assigned.

Accordingly, we believe the characterization in the Proxy Statement that Mr. Bluver finished his career at the Commission as branch chief is accurate and no clarification in future filings is necessary.  Moreover, we do not believe it would be informative to refer to Mr. Bluver’s title as “Branch Chief of Branch #2” as this would likely be confusing to any reader without knowledge of the SEC’s internal organizational structure in the 1980s.

Compensation of Directors and Executive Officers

Role of Market Data/External Comparisons, page 13

17.
We note that you considered the compensation practices at certain peer companies in setting compensation for your named executive officers. Please provide more detail as to how the compensation of your named executive officers compares to the compensation paid by the peer group companies. In addition, please also tell us which banks in the peer group are experiencing similar financial hardships.

COMPANY RESPONSE
The Company does utilize composite market data, reflecting both peer comparisons and industry specific survey data, as one aspect of the process in developing compensation arrangements for potential new hire candidates, as well as reviewing existing compensation levels for on-going executives at the Company. In 2011, our named executive officers were comprised of two new hires (Mr. Howard C. Bluver and Ms. Karen A. Hamilton), two former executives (Mr. J. Gordon Huszagh, who stepped down as President and CEO in December 2011, and Ms. Stacey L. Moran, who resigned in June 2011), and one on-going executive (Mr. Frank D. Filipo).

In the case of Mr. Bluver, we reviewed composite market data as one aspect in determining his new hire arrangement.  The base salary that we negotiated with Mr. Bluver was positioned slightly below the 50th percentile of the market.  His sign on bonus and new hire stock option award were not explicitly compared to the market since there were no statistically significant market data for these special awards.  These were negotiated amounts which we believe were required for us to induce the executive to join the Company.

In the case of Ms. Hamilton, we also reviewed composite market data as one aspect in determining her new hire arrangement.  The base salary that we negotiated with Ms. Hamilton was positioned at the 50th percentile of the market, as was her total compensation. This negotiated amount was required for us to induce the executive to join the Company.

In the case of Mr. Huszagh, our most recent 2011 review of compensation, conducted in the fall of 2011, indicated that his base salary was positioned below the 50th percentile of the market.  Mr. Huszagh received no performance bonus or stock option award in 2011 to compare to the market.

In the case of Ms. Moran, she was positioned below the 50th percentile of market in base salary for 2011. Her $15,000 incentive award was not market driven, but was awarded as an incentive by the Board of Directors.

In the case of Mr. Filipo, page 17 of our proxy statement states that his salary was increased based on his promotion and “a subsequent market analysis which found that his compensation was 16 percent below the competitive market range.”

As it relates to the financial performance of our stated peer banks, we generally do not take financial hardships into consideration when determining which peer banks to include as our competitive frame of reference, nor do we have the ability to disaggregate the benchmark surveys we participate in for market compensation information to isolate banks with lower performance levels. That said, among the peer group, Hudson Valley would be an example of a company under similar constraints (they are currently under an Enforcement Action with the OCC), and we would expect that among the market compensation survey participants there are companies which are experiencing similar hardships given the market overall has been very challenging in our segment.

Further, we generally do not set initial base salary compensation based on financial performance.  Salary is a fixed compensation element which is derived based on market opportunities for comparably-sized banks in our region.  Market comparisons indicate that the levels of fixed compensation provided to our executives are market median, which we believe is appropriate given our compensation philosophy. We do, however, take relative performance into consideration when determining performance-based awards, such as bonuses and stock option awards.  Note that no former or on-going executives received any stock option grants in 2011, reflecting the performance of the Bank at the time decisions were made. The one executive who did receive a stock option award in 2011 was Mr. Bluver, which was a component of his arrangement negotiated to induce him to come to the Company during a challenging time. As it relates to performance-based bonuses, Mr. Filipo was awarded a bonus for 2011, the rationale for such an award was provided in our proxy statement on page 17.

Summary Compensation Table, page 20

18.
Please revise the table to include the acting principal financial officer(s) after Ms. Moran’s departure. In addition, to the extent the acting PFO was one of the individuals already included in the table, please include a third executive officer, as directed by Item 402(a)(3)(iii) of Regulation S-K, or highly compensated employee, as contemplated by Item 402(a)(3)(iv) of Regulation S-K.

COMPANY RESPONSE
After reviewing the instructions for completion of Item 402(a)(3) of Regulation S-K, we do not believe that additional disclosure is required.  In addition to disclosure for the Company’s PEO and PFO, Item 402(a)(3)(iii) provides, in part, that disclosure be provided for “the registrant’s three most highly compensated executive officers other than the PEO and PFO.“  The Summary Compensation Table in the Company’s Proxy Statement provides compensation information for the Company’s PEO (Howard C.

Bluver), acting PFO (J. Gordon Huszagh) and its two executive officers, Karen A. Hamilton and Frank D. Filipo.  For reasons fully explained below, the Company did not have a third executive officer in 2011 for which to disclose compensation information.  Stacey L. Moran resigned from the Company in June 2011 (see page 17 of the Proxy Statement).

In October 2010, the Company’s wholly-owned subsidiary, The Suffolk County National Bank of Riverhead (the “Bank”), entered into a formal written agreement (the “Formal Agreement”) with its primary regulator, the Office of the Comptroller of the Currency (the “OCC”).  As a result of the Formal Agreement, the Bank was deemed to be in “troubled condition.” Along with such a determination by the OCC, the OCC imposed stringent operating requirements on the Bank to remediate weaknesses cited by the OCC in the Formal Agreement.  Also as a result of the Formal Agreement, the Bank became subject to additional oversight and examination by the OCC.  Further, commencing in May 2011 and continuing through November 2011, the Company faced delisting of its common stock on NASDAQ due to failure to file quarterly financial reports on Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2011 as required by NASDAQ’s Continued Listing Rules.  The Company also became the subject of two shareholder derivative lawsuits and a class action lawsuit in 2011 claiming, among other things, violations of the Securities Exchange Act of 1934.

During this period, the Company’s future prospects were uncertain.  The Company faced difficulties in recruiting for executive management positions, such as a chief credit officer and a permanent chief financial officer.  During much of 2011, the Company operated without these positions filled and relied on its two executive officers : the chief lending officer and the operating officer, to manage and set policy for the Company.  There was not a third executive officer at the Company, thus, there was no disclosure to be made.  Early in 2012, the Company was able to recruit and hire a permanent Chief Financial Officer, who is the Company’s PFO, and a new Chief Lending Officer.  With all executive management positions now filled, the Company will be providing compensation information in the Summary Compensation Table and elsewhere in the Proxy Statement for five named executive officers, namely the PEO, the PFO and its three executive officers: Chief Credit Officer, Operating Officer and Chief Lending Officer.

Amendment No. 1 to Form 10-Q for the Quarter Ended March 31, 2012

Note 6 – Allowance for Loan Losses, page 13

19.
We note disclosure on page 17 that a total of $2.923 million is committed to be advanced in connection with impaired loans. Please tell us and revise your future filings to disclose your policies and procedures surrounding the extension of credit to impaired loans in general and specifically as it relates to these loans. Additionally, tell us whether you have recorded a liability for unfunded commitments and disclose these amounts in future filings.

COMPANY RESPONSE
The $2.923 million in impaired loans committed to be advanced at March 31, 2012 represents the amount the Bank is legally required to advance under existing loan agreements. These loans are not in default under the terms of the loan agreements and are accruing.

It is the Company’s policy to evaluate advances on impaired loans on a case by case basis. Absent a legal obligation to advance pursuant to the terms of the loan agreement, the Bank generally will not advance funds for which it has outstanding commitments but may do so in certain circumstances.

The Company has recorded a liability of $418,000 for unfunded commitments at March 31, 2012.   This liability was recorded in a prior period through a debit to other operating expenses and a credit to other liabilities on the Company’s balance sheet.

Future filings will disclose the carrying amounts of any liabilities for unfunded commitments.

20.
We also note disclosure on page 17 that total troubled debt restructurings (TDRs) totaled $28.3 million and $26.5 million as of March 31, 2012 and December 31, 2011, respectively. Similar to the disclosure provided on page 47 of your Form 10-K for fiscal year ended December 31, 2011, please revise future filings to disclose the specific reserves for your TDRs for each interim and annual period.

COMPANY RESPONSE
Our proposed disclosure for specific reserves for our TDRs for each interim and annual reporting period, using the quarter ended March 31, 2012 as an example, is as follows:  “Suffolk allocated $1,522,000 and $2,600,000 of specific reserves to customers whose loan terms have been modified in Troubled Debt Restructurings (“TDRs”) as of March 31, 2012 and December 31, 2011, respectively. These loans involved the restructuring of terms to allow customers to mitigate the risk of foreclosure by meeting a lower payment requirement based upon their current cash flow.  These may also include loans that renewed at existing contractual rates, but below market rates for comparable credit.” We will revise future filings to include this disclosure.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned directly at (631) 208-2271.

Sincerely,

/s/ Brian K. Finneran

Brian K. Finneran
Chief Financial Officer